

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2013

Via E-mail
Mr. Richard F. Pops
Chairman & Chief Executive Officer
Alkermes Public Limited Company
Connaught House
1 Burlington Road
Dublin 4, Ireland

Re: **Alkermes Public Limited Company**
        Form 10-K for the Fiscal Year Ended March 31, 2012
        Filed May 18, 2012
        File No. 001-35299

Dear Mr. Pops:

    We have reviewed your March 12, 2013 response to our February 13, 2013 letter and have the following comments.

    Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Item 1. Business
Collaborative Arrangements, page 14

1. We have reviewed your response to prior comment one. With regard to your agreements with Acorda Therapeutics relating to AMPYRA/FAMPYRA, please confirm that you will incorporate by reference into your Form 10-K for the fiscal year ended March 31, 2013 each of the following agreements:

   - Amended and Restated License Agreement, dated September 26, 2003, by and between the Registrant and Elan Corporation, plc.
   - Amendment No. 1 Agreement and Sublicense Consent Between Elan Corporation, plc and the Registrant dated June 30, 2009.

- Amendment No. 2 to Amended and Restated License Agreement and Supply Agreement between the Registrant and Alkermes Pharma Ireland Limited dated March 29, 2012.

In addition, since Acorda Therapeutics has filed the following two agreements in redacted form with a related confidential treatment application, you may not incorporate by reference these exhibits:

- Supply Agreement, dated September 26, 2003, by and between the Registrant and Elan Corporation, plc.
- Development and Supplemental Agreement between Elan Pharma International Limited and the Registrant dated January 14, 2011.

Please confirm that you will file copies of the above Supply Agreement and Development and Supplemental Agreement with your next Form 10-K. If you would like to redact certain terms from these agreements, please file a confidential treatment application for the redacted terms consistent with Rule 24b-2 of the Securities Exchange Act of 1934. See Staff Legal Bulletin 1A available at http://www.sec.gov/interps/legal/slbcf1r.htm.

Research and Development Expense, page 66

2. We acknowledge your response and proposed revised disclosure to prior comment two. We believe disclosing the cost of each of your key development programs is helpful to an understanding of the company's use of resources. In this regard, please revise your proposed disclosure to separately disclose your external R&D costs for each of your key development programs. In addition, separately disclose your internal R&D expense by the nature of the expense (i.e. facilities, employees, general overhead, etc.)

Amortization and Impairment of Acquired Intangible Assets, page 68

3. We acknowledge your response and proposed disclosure to prior comment three. Please revise your proposed disclosure to discuss the factors you used in determining the projected future revenues that would result in an annual amortization expense at the low end of your estimated range and at the high end through 2018.

Notes to Consolidated Financial Statements

15. Collaborative Arrangements
Janssen, page F-39

4. We acknowledge your response and proposed disclosure to prior comment seven. Please disclose separately the revenue recognized in each period presented by manufacturing and royalty revenue related to Risperdal Consta.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Austin Stephenson, Staff Attorney, at (202) 551-3192 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant